File No. 333-229466

As filed with the SEC on August 16, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED GLOBAL ALLOCATION FUND

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED ABSOLUTE RETURN FUND

(A Portfolio of Federated Equity Funds)

By and in exchange for

Class A Shares

Class B Shares

Class C Shares

Institutional Shares

of

FEDERATED GLOBAL ALLOCATION FUND

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Class A Shares, Class B Shares, Class C Shares and Institutional Shares

without par value, of

Federated Global Allocation Fund

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-229466) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on February 1, 2019.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on March 8, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on March 8, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trusteesor independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy of Articles of Amendment to the Articles of Incorporation and Articles Supplementary, to the Articles of Incorporation of the Registrant	(25)
	1.2	Conformed Copy of Declaration of Trust of the Registrant	(33)
	1.3	Conformed Copy of Amendments 1, 2 and 3 of Declaration of Trust of the Registrant	(37)
	1.4	Conformed Copy of Amendment 4 to the Declaration of Trust of the Registrant	(41)
	1.5	Conformed Copy of Amendment 5 to the Declaration of Trust of the Registrant	(45)
	1.6	Conformed Copy of Amendment 6 to the Declaration of Trust of the Registrant	(47)

(2)
	2.1	Copy of Bylaws of the Registration as amended;	(14)
	2.2	Amendment No. 13, 14 and 15	(19)
	2.3	Amendment No. 16	(22)
	2.4	Amendment No. 17	(24)
	2.5	Amendment No. 18	(25)
	2.6	Amendment No. 19	(26)
	2.7	Amendment No. 20	(28)
	2.8	Copy of By-Laws of the Registrant;	(33)
	2.9	Amendment No. 1	(42)
	2.10	Amendment No. 2	(49)

(3)	Not applicable

(4)	Form of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement

(5)
	5.1	Copy of Specimen Certificate for Shares of Capital Stock and Specimen Certificate for Shares of Capital Stock (Class B Shares)of the Registrant;	(15)
	5.2	Copy of Specimen Certificate for Shares of Capital Stock (Class C Shares) of the Registrant;	(16)
	5.3	As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.

(6)
	6.1	Conformed copy of Investment Advisory Contract of the Registrant;	(13)
	6.2	Conformed Copy of the Amendment to the Investment Advisory Contract of the Registrant;	(21)
	6.3	Conformed copy of Assignment of Investment Advisory Contract and Sub-Advisory Agreement of the Registrant;	(24)
	6.4	Conformed copy of Investment Advisory Contract of the Registrant;	(30)
	6.5	Conformed copy of Sub-Advisory Agreement of the Registrant;	(30)
	6.6	Conformed copy of Sub-Advisory Agreement of the Registrant;	(30)
	6.7	Conformed Copy of Investment Advisory Contract, Sub-Advisory Contract between the Registrant and Federated Equity Management Company of Pennsylvania and Sub-Advisory Contract between the Registrant and Federated Investment Management Company of the Registrant;	(33)

(7)
	7.1	Conformed copy of Distributor’s Contract including Exhibit A of the Registrant;	(12)
	7.2	Conformed copy of Exhibit B to the Distributor’s Contract of the Registrant;	(15)
	7.3	Conformed Copy of Distributor’s Contract and Exhibit 1 to the Distributor’s Contract of the Registrant;	(18)
	7.4	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24 (b) (6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Numbers 33-38550 and 811-6269)
	7.5	Conformed Copy of Amendment dated June 01, 2001 to the Distributor’s Contract of the Registrant;	(21)
	7.6	Conformed copy of Exhibit B and C to the Distributor’s Contract of the Registrant;	(23)
	7.7	Conformed copy of Amendment dated October 01, 2003 to the Distributor’s contract of the Registrant;	(24)
	7.8	Conformed copy of Distributor’s Contract including Exhibit A, Exhibit B and Exhibit C of the Registrant;	(33)
	7.9	Conformed copy of Schedule A to Distributor’s Contract of the Registrant;	(34)
	7.10	Conformed copy of Exhibit D to the Distributor’s Contract	(36)
	7.11	Conformed copy of Schedule A to the Distributor’s Contract (Revised 11/18/11)	(38)
	7.12	Copy of Schedule A to the Distributor’s Contract	(40)
	7.13	Copy of Exhibit E to the Distributor’s Contract	(46)
	7.14	Copy of Exhibit F to the Distributor’s Contract	(47)

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Agreement of the Registrant;	(13)
	9.2	Conformed copy of Custodian Fee Schedule;	(17)
	9.3	Conformed copy of Amendment to Custodian Agreement of the Registrant;	(18)
	9.4	Conformed copy of Amendments 4 & 5 to the Custody Agreement;	(39)
	9.5	Copy of Exhibit 1 to the Custody Agreement	(40)
	9.6	Copy of Exhibit 1 to the Custodian Contract	(46)
	9.7	Copy of Exhibit 1 to the Custodian Contract, revised 3/1/17	(47)

(10)
	10.1	Copy of Distribution Plan of the Registrant dated February 12, 2004, Exhibit A and Exhibit B;	(25)
	10.2	Conformed copy of Exhibit 1 Amendment to Distribution Plan of the Registrant (Class B Shares);	(18)
	10.3	The responses described in Item 16 (7.4) are hereby incorporated by reference
	10.4	Copy of Distribution Plan of Registrant dated May 16, 2008, Exhibit A, Exhibit B and Exhibit C to the Distribution Plan of the Registrant;	(33)
	10.5	Conformed copy of Schedule A to the Distribution Plan (Class B Shares)	(34)
	10.6	Conformed copy of Schedule A to the Distribution Plan (Class B Shares)- Revised 11/18/11.	(38)
	10.7	Copy of Schedule A to the Distribution Plan (Class B Shares)	(40)

(11)	Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued

(12)	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed copy of Amended and Restated Shareholder Services Agreement;	(17)
	13.2	Conformed copy of Principal Shareholder Servicer’s Agreement (Class B Shares);	(18)
	13.3	Conformed copy of Shareholder Services Agreement (Class B Shares);	(18)
	13.4	The responses described in Item 16 (7.4) are hereby incorporated by reference.
	13.5	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Shareholder Services Agreement from Item (h)(v) of the Investment Series Funds, Inc. Registration Statement on Form N-1A, filed with the Commission on January 23, 2002. (Files Nos. 33-48847 and 811-07021);
	13.6	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv)of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7115);
	13.7	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Transfer Agency Services, Administrative Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387).
	13.8	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item 23(h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843.
	13.9	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A, revised 6/30/04, from Item 23(h)(viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843.
	13.10	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(ix) of the Federated Total Return government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2005. (File Nos. 33-60411 and 811-07309).
	13.11	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1. 2005 from Item 23(h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843);
	13.12	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2006 (File Nos. 33-60411 and 811-07309);
	13.13	Conformed copy of the Financial Administration and Accounting Services Agreement;	(30)
	13.14	Conformed copy of Schedule 1 to the Second Amended & Restated Services Agreement;	(34)
	13.15	Conformed copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares);	(34)
	13.16	Conformed copy of Schedule A to the Amended and Restated Shareholder Services Agreement of the Registrant;	(34)
	13.17	Conformed copy of Amendment dated January 1, 2008 to the Transfer Agency and Service Agreement dated July 1, 2004 of the Registrant;	(34)
	13.18	Conformed copy of Schedule A to the Transfer Agency and Service Agreement of the Registrant;	(34)
	13.19	Copy of Exhibit 1 to Agreement for Administrative Services;	(37)
	13.20	Conformed copy of Schedule A to the Transfer Agency and Service Agreement of the Registrant (Revised 12/2/11);	(38)
	13.21	Conformed copy of Exhibit 1 of the Agreement for Administrative Services (Revised 12/2/11);	(38)
	13.22	Conformed copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares)(Revised 11/18/11);	(38)
	13.23	Conformed copy of Schedule A of the Shareholder Services Agreement (Revised 11/18/11);	(38)
	13.24	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement (Revised 12/2/11);	(38)
	13.25	Conformed copy Financial Administration and Accounting Services Agreement;	(38)
	13.26	Amended and Restated Agreement for Administrative Services dated 9/1/2012;	(39)
	13.27	Conformed copy of first Amendment to the Amended and Restated Agreement for Administrative Services;	(41)
	13.28	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement (Revised 9/1/14);	(42)
	13.29	Conformed copy of Amendment dated January 1, 2012 to Transfer Agency and Service Agreement of the Registrant;	(42)
	13.30	Conformed copy of Amendment to Financial Administration and Accounting Services Agreement dated March 1, 2015;	(43)
	13.31	Conformed copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares)(Revised 12/31/15);	(46)
	13.32	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement (revised 9/1/16);	(46)
	13.33	Conformed copy of Exhibit A to the Agreement for Administrative Services (revised 11/1/16);	(46)
	13.34	Conformed copy of Exhibit A to the Agreement for Administrative Services (revised 3/1/17);	(47)
	13.35	Conformed copy of Exhibit A to the Financial Administration and Accounting Services Agreement, revised March 1, 2017;	(47)
	13.36	Second Amended and Restated Agreement for Administrative Services, revised as of September 1, 2017	(48)

(14)
	14.1	Conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm;

(15)	Not Applicable

(16)
	16.1	Conformed copy of Unanimous Consent of Directors;
	16.2	Conformed copy of Power of Attorney of the Registrant;

(17)	Form of Ballot

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 2-10415 and 811-1)
12	PEA No. 83 filed on December 28, 1993.
13	PEA No. 85 filed on December 29, 1994.
14	PEA No. 87 filed on December 27, 1995
15	PEA No. 88 filed on July 1, 1996
16	PEA No. 91 filed on December 23, 1996
17	PEA No. 94 filed on October 31, 1997
18	PEA No. 96 filed on December 29, 1997
19	PEA No. 98 filed on December 30, 1998
21	PEA No. 102 filed on December 26, 2001
22	PEA No. 103 filed on December 30, 2002
24	PEA No. 106 filed on January 23, 2004
25	PEA No. 107 filed on November 12, 2004
26	PEA No. 109 filed on January 30, 2006
28	PEA No. 111 filed on January 24, 2007
30	PEA No. 113 filed on November 19, 2007
33	PEA No. 118 filed on September 5, 2008
34	PEA No 119 filed on January 29, 2009
36	PEA No. 123 filed on January 28, 2010
37	PEA No. 124 filed on January 31, 2011
38	PEA No. 126 filed on January 25, 2012
39	PEA No. 128 filed on November 20, 2012
40	PEA No. 129 filed on January 25, 2013
41	PEA No. 131 filed on January 28, 2014
42	PEA No. 133 filed on January 28, 2015
43	PEA No. 135 filed on January 28, 2016
45	PEA No. 138 filed on June 23, 2016
46	PEA No. 140 filed on January 26, 2017
47	PEA No. 142 filed on March 28, 2017
48	PEA No. 144 filed on January 25, 2018
49	PEA No. 146 filed on January 28, 2019

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, FEDERATED GLOBAL ALLOCATION FUND has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 16th day of August, 2019.

FEDERATED GLOBAL ALLOCATION FUND
BY: /s/ Edward C. Bartley Edward C. Bartley, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ Edward C. Bartley Edward C. Bartley Assistant Secretary	Attorney In Fact For the Persons Listed Below	August 16, 2019
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John B. Fisher*	Trustee
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney